SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Bell Canada - Corporate Secretary’s Office

GENERAL BY-LAW
A by-law to regulate generally the business
and affairs of the Corporation

PART 1
SHAREHOLDERS

Section 1.01 Meetings - Subject to the laws governing the Corporation, meetings of shareholders of the Corporation may be held at such place and at such time as the directors, the Chairman of the Board or the President shall determine.

Section 1.02 Notice of Meetings - Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation. Where there is more than one person registered as a shareholder in respect of any share or shares, such notice may be given to whichever of such persons is named first in the securities register of the Corporation and any notice so given shall be sufficient notice to all of them. In the event that it is impossible or impracticable for any reason whatsoever to give notice as otherwise permitted under the laws governing the Corporation, notice may be given by advertisement published once in a newspaper in such cities or places as the directors may from time to time determine.

Section 1.03 Quorum - Except as otherwise provided in the Articles of the Corporation, the holders present in person or by proxy of not less than 20% of the outstanding shares of the Corporation entitled to be voted at a meeting of shareholders shall constitute a quorum.

Section 1.04 Presiding Officer - The Chairman of the Board, or in his absence, the President, or in his absence, any other officer who is a director, or in his absence, any other Vice-President who is a shareholder, shall preside at any meeting of the shareholders. If all of the foregoing officers be absent, the persons present and entitled to vote at said meeting shall choose one of their number to act as chairman of the meeting.

Section 1.05 Procedure at Meetings - The chairman of any meeting of shareholders shall conduct the meeting and shall determine the procedure thereof in all respects. Unless otherwise provided in this Bylaw, his decision on all matters or things relating to such procedure, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the meeting.

Section 1.06 Persons Entitled to Be Present - The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditors and others who, although not entitled to vote, are entitled or required under the laws governing the Corporation or the Articles of the Corporation to be present at the meeting.

Any other person may be admitted by permission of the chairman of the meeting or with the consent of the meeting.

Section 1.07 Scrutineers - The chairman of a meeting of shareholders may, or if a ballot is to be taken, shall appoint one or more persons, who need not be shareholders, to act as scrutineers at any such meeting.

Section 1.08 Voting - Voting at any meeting of shareholders shall be by a show of hands by holders present (or represented by proxy) at such meeting except where, either before or after any vote by show of hands a ballot is required by the chairman of the meeting or is demanded by any person present and entitled to vote at the meeting. A requirement or a demand for a ballot may be withdrawn at any time prior to the taking of the ballot. Any ballot shall be taken in such manner and either at once or after adjournment, as the chairman of the meeting shall direct. Unless otherwise required by law or by the Articles of the Corporation, a majority of the votes cast shall be sufficient for all purposes and shall be the decision of the meeting. A declaration by the chairman of any meeting that a vote taken upon a question has been carried or carried unanimously or by particular majority, or lost or not carried by a particular majority, shall be conclusive evidence of the fact. In case of an equality of votes either upon a show of hands or upon a ballot, the chairman of the meeting shall be entitled to a casting vote in addition to the vote or votes to which he is entitled as a shareholder or proxy holder. Where there is more than one person registered as a shareholder in respect of any share or shares and if more than one of such persons be present at any meeting in person or by proxy, that one of the said persons so present whose name stands first in the securities register of the Corporation in respect of such share or shares shall alone be entitled to vote in respect thereof. To the extent permitted by the by-laws or the Articles of the Corporation or by the laws governing the Corporation, the directors may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The directors may determine from time to time that the voting at any specific meeting shall be held entirely by such means.

Section 1.09 Dividends - A dividend payable in cash may be paid by cheque drawn on the Corporation’s bankers or one of them, to the order of each registered holder of shares of the class or series in respect of which it has been declared and sent by pre-paid ordinary mail or delivered to such registered holder at his address, as recorded in the securities register of the Corporation, unless such holder has otherwise directed. In the case of joint holders the cheque shall, unless such joint holders have otherwise directed, be made payable to the order of all such joint holders and if more than one address is recorded in the securities register of the Corporation in respect of such joint holding, the cheque shall be mailed or delivered to the first address so recorded. The mailing or delivery of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge all liability for the dividends to the extent of the sum represented thereby plus the amount of any tax, levy or duty which the Corporation was required to and did withhold. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount upon such terms as to indemnity, reimbursement of expenses and evidence of non-receipt as the directors or any officer or agent designated by them may from time to time prescribe, whether generally or in any particular case.

Section 1.10 Addresses of Shareholders - Every shareholder shall furnish to the Corporation an address to which all notices and documents intended for the shareholder shall be sent. If the shareholder fails to furnish such an address, the Treasurer may insert or cause to be inserted in the records of the Corporation, such address as may be considered to be the most likely to result in the notice or document reaching the shareholder. The Treasurer may change or cause to be changed the address of any shareholder in accordance with any information believed by him to be reliable.

PART 2
DIRECTORS

Section 2.01 Election and Term of Office - The directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting or until their respective successors are elected.

Section 2.02 Time, Place and Notice of Meetings - As soon as may be practicable after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present may be held, without notice, provided that they shall constitute a quorum, for the appointment of officers and the election of the Chairman of the Board and the President of the Corporation, if he is a director, and the transaction of such other business as may come before the meeting. Subject to the provisions of any resolution of the directors, (i) meetings of the directors may be called at any time by or by order of the Chairman of the Board, the President, if he is a director, any officer who is a director or any two directors; and (ii) notice of the time and place of each meeting of the directors shall be delivered,mailed, or communicated by means of telephonic, electronic or any other communication facilities to each director at least 24 hours, excluding holidays, before the time fixed for the meeting, save that no notice shall be necessary if all the directors are present or if, either before or after the meeting is held, those absent waive notice. Meetings of the Board of Directors may be held at any place within or outside Canada. In addition, meetings of the Board of Directors may be held by means of telephonic, electronic or other communication facilities that permit all directors to communicate adequately with each other during the meeting, if the Corporation makes available such communication facilities and in accordance with the procedures, if any, that may be adopted from time to time by the directors.

Section 2.03 Quorum and Voting - The directors may, from time to time, fix by resolution the quorum for meetings of the directors but unless so fixed three directors shall constitute a quorum. At any meeting of the directors, any question shall be decided by a majority of the votes cast. A director participating in a meeting by means of telephonic, electronic or other communication facilities shall be deemed for the purposes hereof to be present at the meeting.

Section 2.04 Presiding Officer - Subject to the provisions of any resolution of the directors, the Chairman of the Board, or in his absence, the President or in the absence of all of them, any other officer who is a director, or in the absence also of any such officer, such director as the meeting shall select, shall act as chairman of the meeting.

Section 2.05 Number of Directors - Subject to the provisions of the laws governing the Corporation and of the Articles of the Corporation, the number of directors shall be as determined from time to time by resolution of the directors.

Section 2.06 Chairman of the Board - The directors may determine, as they shall deem appropriate from time to time, that the Chairman of the Board: (i) shall not be an officer of the Corporation and shall act solely in a non-executive capacity; or (ii) shall be an officer of the Corporation and shall act in an executive capacity. Should the directors at any time determine that the Chairman of the Board shall be for the time being an officer of the Corporation and shall act in an executive capacity, they shall as soon as practicable appoint from among themselves a director (hereinafter referred to as the “lead director” who is not an employee of the Corporation or any of its subsidiaries to ensure that the Board of Directors can function independently of management of the Corporation.

PART 3
EXECUTION OF DOCUMENTS

Section 3.01 Execution - The directors may from time to time determine the officers or other persons by whom any documents of the Corporation shall be executed and the manner of execution thereof, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

PART 4
EFFECTIVE DATE AND REPEAL

Section 4.01 Effective Date - This by-law shall have effect from January 28, 2003.

Section 4.02 Repeal - Upon the date of this By-law becoming effective, BY-LAW ONE shall be repealed. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law or the Canada Business Corporations Act and all resolutions of the shareholders or directors passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

Secretariat,
Adopted and in effect on January 28, 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 11, 2005